[Alere Inc. Letterhead]
August 16, 2010
By EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Keira Nakada
Re:	Alere Inc. Form 10-K for the year ended December 31, 2009 Filed March 1, 2010 SEC File No. 001-16789
Ladies and Gentlemen:
     We have received the comment letter dated August 3, 2010 from the staff of the Securities and Exchange Commission regarding our Annual Report on Form 10-K for the year ended December 31, 2009. In the comment letter, the staff requested that, within ten business days, we either provide the requested information or advise the staff when we will provide the requested response.
     We hereby advise the staff that the preparation of our response is underway, and we anticipate that we will provide the response by August 30, 2010.
     In the interim, please do not hesitate to contact me or Jay McNamara, our Senior Counsel — Corporate & Finance, at (781) 647-3900 or our outside counsel for this matter, John D. Hancock of Foley Hoag LLP, at (617) 832-1201 if we may be of assistance.

Sincerely,
/s/ David Teitel
David Teitel
Chief Financial Officer

cc:	Mr. Ron Zwanziger Ellen Chiniara, Esq. Jay McNamara, Esq. John D. Hancock, Esq.